Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following are transcripts of pre-recorded video messages from executive officers of Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc (“Willis”) regarding the proposed merger of Towers Watson and Willis. Towers Watson first made these materials available on November 12, 2015.

Tim Wright:

Meet the Proposed Leadership Video

TIM WRIGHT: Tim Wright. I’m from London. Many years ago, I used to work for Bain & Company, and Willis was a client of mine. And, you know, I got to know Willis over several years. I liked the people. And I liked the fact that they recognized that they were better than their competitors, but that there was a lot more that they could do and had the ambition to do that.

I’m really excited about the Willis Towers Watson merger, because I think we have the opportunity to create something quite distinctive and different for our clients. And by doing that, I think, we can change our industry. And there are very few things that are more exciting than changing the industry you operate in.

In the international area, it accelerates the development of our human capital benefits business around the world. I would bring this – frankly, this network that we have of offices around the globe – and allow us to internationalize or continue the process of internationalizing Towers Watson’s capabilities.

And then in corporate risk and broking, I think, the most important thing is the large account space in North America.

This has been an area that we’ve been underweight in historically. And we have the opportunity through the relationships that Towers Watson have with many of the largest household names in North America, to bring those corporate risk and broking capabilities to them and hence growth to the business and actually have a multiplier effect around the world, because many of these companies are multinational.

Of course, there are going to be challenges in the integration of the businesses. And probably the two biggest challenges are opposites. On the one hand, being distracted by the merger and taking our eye off the ball, in terms of business as usual. And on the other, actually, just continuing as we are and not being distracted enough.

And, I think, the best way to deal with both of those is to focus on clients. And we should ask ourselves the question for everybody in the company, what can we do with our clients that we couldn’t do before that we can do because of the merger? I think if we keep that client focus, we’ll manage our way through those challenges.

If I was being completely frank – I did a doctorate in law at university, and when I started working, I must have being very insecure about my status. And so I had “doctor” put on my business card and also I put it on my frequent traveler and miles card. And I got caught out once.

So I was on a long-haul flight, and I was sitting there minding my own business, having my dinner, watching a movie, and one of the cabin crew came and said, Dr. Wright, I wonder if you could come with us. And so I followed them. I thought I was going to get upgraded, because we walked into first class.

And it turns out, one of the passengers in first class was ill. And they thought Dr. Wright was going to help them. And I had to confess that actually I wasn’t a medical doctor. I was a doctor of law. And I’ve never done that again. If anyone ever asked me, I say, no, no, I’m not a medical doctor. But that was a little bit embarrassing. And that made me realize that I was trading the doctor too much.

Paul Morris:

Meet the Proposed Leadership Video

PAUL MORRIS: My name is Paul Morris and I’m located in the UK. I’m really excited about this merger because in combining three great and complementary firms, Willis, Towers Watson, and Gras Savoye, we have the opportunity to create a professional services organization that is better than any of our competitors in Europe.

The combination of our firms creates a European network that has no weak links. We have complementary strengths and I think we are going to be the strongest professional services provider in our sector in Europe. And if I were one of our competitors I’d be really worried right now. So there will be some challenges bringing together what are, in fact, three quite diverse firms. But I think that with a common value base and with a unified go to market approach we can build something better than the sum of the parts.

So it’s going to take some hard work, it’s going to take some open minds, and I think most importantly what we need to keep front of mind at all times is putting our clients’ interests first. And if we do that successfully, we will overcome those challenges.

I think people should be excited about a lot of things, but two come top of mind. But first we’re going to create a really great new client value proposition at Willis Towers-Watson and second, for associates, we’re going to create new opportunities to grow and develop your careers in a broader and deeper organization. I think that’s terrific. As a leader, I feel it is important first to be a good listener and to hear diverse viewpoints. Diversity of thought leads to better decision making. I want to hear what people are thinking frankly, openly, and honestly. And if I hear what you’re thinking, I will be a better leader and we will build together a better company.

OK, well, I like to think of myself as having pretty progressive musical tastes. But at the same time, I have a soft spot for '70s rock so I still listened to Supertramp, Fleetwood Mac, and the Eagles. I still think they sound good so, there you are.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Matt Rohrman, Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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